1. Name and Address of Reporting Person
   Austin, Frank
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
OP Units       $0 <F1>  08/01/2001 J <F2>    2            <F1>       <F1>      Common  2        $0.0000    453 <F3> I       via
                                                                               Stock            <F2>                        Glenboro
                                                                                                                            ugh
                                                                                                                            Partners

Explanation of Responses:

<F1>
Represents the reporting person's portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners (a partnerhip in which the reporting person holds an interest), if Glenborough Partners exercises its option to redeem ("Redemption Rights") certain operating partnership units ("OP Units") in Glenborough Properties, L.P. (the "Operating Partnership"), and the Issuer, as general partner of the Operating Partnership, in turn elects to acquire such OP Units in exchange for shares sof the Issuer's common stock, rather than for cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. Beneficial ownership of Glenborough Partners' OP Units is indirectly attributable to the reporting person by virtue of the reporting person's partnership interest in Glenborough Partners. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership.
<F2>
Glenborough Partners, a partnership in which the reporting person holds an interest, owns securities of the Issuer. The securities acquired by the reporting person are attributable to an increase in the reporting person's interest in Glenborough Partners, as a result of a redemption by Glenborough Partners of a portion of its outstanding partnership interests. No consideration was paid by the reporting person in connection with such redemption.
<F3>
Glenborough Partners is a partnership in which the reporting person holds an interest. Represents the reporting person's beneficial interest in securities of the Issuer held or acquired (or disposed of, as the case may be) by Glenborough Partners. No consideration was paid (or received, as the case may be) by the reporting person in connection with such acquisition (or disposition, as the case may be).

SIGNATURE OF REPORTING PERSON
/s/ Frank Austin

DATE
08/15/2001